Exhibit 99.1

Linkers Industries Limited Announces Receipt of Nasdaq Minimum Bid Price Deficiency Letter

New York, September 12, 2025 (GLOBE NEWSWIRE) -- Linkers Industries Limited (Nasdaq: LNKS) (the “Company”), a manufacturer and a supplier of wire/cable harnesses with operation in Malaysia, today announced receipt of Nasdaq Minimum Bid Price Deficiency Letter.

On March 10, 2025, Linkers Industries Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from January 24, 2025 to March 7, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. The Company was provided 180 calendar days, or until September 8, 2025, in which to regain compliance with Nasdaq continued listing requirement.

On September 9, 2025, the Company received a letter from Nasdaq notifying the Company that the Company is eligible for an additional 180 calendar day period, or until March 9, 2026, to regain compliance. If compliance cannot be demonstrated by March 9, 2026, Nasdaq staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq staff’s determination to a Hearings Panel.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About Linkers Industries Limited

Linkers Industries Limited is a manufacturer and a supplier of wire/cable harnesses with manufacturing operations in Malaysia and have more than 20 years’ experience in the wire/cable harnesses industry. The Company offers customized wire harness for different applications and electrics designs. Our customers are generally global brand name manufacturers and original equipment manufacturers (“OEMs”) in the home appliances, industrial products and automotive industries that are mainly based in the Asia Pacific Region.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the trading of its Ordinary Shares or the closing of the Offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

Linkers Industries Limited Investor Relations Contact:

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A,

Kawasan Perusahaan MIEL Sungai Lalang,

08000 Sungai Petani, Kedah Darul Aman, Malaysia

Tel : +60 4 4417802

Email: linkers.ir@linkers-hk.com